Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0278 F: +1 202.637.3593 payamsiadatpour@ eversheds-sutherland.com
March 18, 2020

VIA EDGAR

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:  Fidus Investment Corporation

       Preliminary Proxy Statement on Schedule 14A filed February 27, 2020

       File No. 814-00861

Dear Ms. Brutlag:

On behalf of Fidus Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on March 4, 2020, with respect to the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00861), filed with the SEC on February 27, 2020 (the “Preliminary Proxy Statement”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.    Comment: Please confirm that all applicable information required by Item 22(b) of Schedule 14A is included in the Preliminary Proxy Statement.

  Response: The Company respectfully confirms that all applicable information required by Item 22(b) of Schedule 14A is included in the Preliminary Proxy Statement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278.

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March 18, 2020 Page 2

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Edward H. Ross, Chief Executive Officer, Fidus Investment Corporation
Shelby E. Sherard, Chief Financial Officer, Fidus Investment Corporation
Steve B. Boehm, Eversheds Sutherland (US) LLP